EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II
2008 PROPERTY APPRAISALS

Cushman & Wakefield has recently completed market value appraisals of Uniprop Income Fund II’s eight properties. The table below sets forth certain appraisal information for each property, as well as a comparison to the original cash purchase price:

	2/08	2/07%
Property	Appraisals	Appraisals	Variance

Ardmor Village	$9,200,000	$9,150,000.5%
Camelot Manor	5,150,000	5,300,000	(2.8)%
Country Roads	3,100,000	3,550,000	(12.7)%
Dutch Hills	4,900,000	4,750,000	3.2%
El Adobe	12,550,000	15,400,000	(18.5)%
Stonegate Manor	5,150,000	5,150,000	0%
Sunshine Village	14,550,000	16,450,000	(11.6)%
West Valley	22,050,000	23,650,000	(6.8)%

Grand Total:	$76,650,000	$83,400,000	(8.1)%

2008 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2008 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Properties in March 2008 for their appraised value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2007

The estimated net asset value of each unit, assuming the sale of the properties at their present appraised value is $17.37 calculated as follows:

Aggregate appraised value:	$76,650,000

Plus: Cash Reserves	8,715,423

Less: Selling Expenses (3.0%)	2,299,500
Mortgage Debt:	25,687,191

Net Sales Proceeds:	$57,378,732

Number of Units:	3,303,387
Net Sales Proceeds per unit:	$17.37